FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	January	……………………………………………… ,	2020

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	January 30, 2020	By....../s/.......... Sachiho Tanino.............
(Signature)*

Sachiho Tanino General Manager Consolidated Accounting Div. Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	RESULTS FOR THE FOURTH QUARTER AND THE FISCAL YEAR ENDED DECEMBER 31, 2019

CONSOLIDATED RESULTS FOR THE FOURTH QUARTER

AND THE FISCAL YEAR ENDED DECEMBER 31, 2019

January 29, 2020

CONSOLIDATED RESULTS

		(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual					Projected
	Year ended December 31, 2019	Year ended December 31, 2018	Change(%)		Year ended December 31, 2019	Year ending December 31, 2020	Change(%)

Net sales	¥3,593,299	¥3,951,937	-	9.1	$32,666,355	¥3,700,000	+	3.0
Operating profit	174,667	342,952	-	49.1	1,587,882	230,000	+	31.7
Income before income taxes	195,740	362,892	-	46.1	1,779,455	245,000	+	25.2
Net income attributable to Canon Inc.	¥125,105	¥252,755	-	50.5	$1,137,318	¥160,000	+	27.9

Net income attributable to Canon Inc. shareholders per share:

- Basic	¥116.93	¥234.09	-	50.0	$1.06	¥150.40	+	28.6
- Diluted	116.91	234.08	-	50.1	1.06	150.37	+	28.6

	Actual
	As of December 31, 2019	As of December 31, 2018	Change(%)		As of December 31, 2019
Total assets	¥4,768,351	¥4,899,465	-	2.7	$43,348,645

Canon Inc. shareholders’ equity	¥2,692,595	¥2,827,602	-	4.8	$24,478,136

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
	2.	U.S. dollar amounts are translated from yen at the rate of JPY110=U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of December 30, 2019, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions

2019 in Review

Looking back at the global economy in 2019, the U.S. economy continued to grow thanks to solid consumer spending based on the strong employment environment and changes in monetary policy, despite signs of a slowdown in manufacturing industries. The European economy was soft amid sluggish exports and concerns over the U.K. leaving the EU. As for the Chinese economy, despite holding discussions with the United States on trades and reaching an agreement in the first stage, the rate of economic growth dropped due to decreases in exports and capital investment caused by prolonged trade friction with the United States. As for other emerging markets, economic growth slowed due to sluggish external demand and weak pricing of natural resources. In Japan, while the employment situation remained strong, the economic recovery was modest due to a drop in manufacturing activity caused by sluggish external demand. On a global basis, the economic slowdown continued.

Amid these conditions, in the markets in which Canon operates, demand for office multifunction devices (MFDs) was in line with the previous year, despite solid demand for color models, and due to lower demand for monochrome models. As for laser printers, demand decreased due to the impact of economic slowdowns in China and other countries. The market for cameras continued to shrink. Demand for inkjet printers continued to shrink in developed markets and remained sluggish in emerging markets due to economic slowdowns. On the other hand, although demand for medical equipment continued to recover in Japan, overall demand was in line with the previous year, mainly owing to currency depreciation and economic slowdowns in some emerging markets. While customers continued efforts to restrain capital investment in the industrial equipment market, demand for network cameras continued to expand.

The average value of the yen for the year was ¥109.03 against the U.S. dollar, a year-on-year appreciation of approximately ¥1, and ¥122.03 against the euro, a year-on-year appreciation of approximately ¥8.

In 2019, overall unit sales of office MFDs increased slightly compared with the previous year, despite a decline in monochrome models, and thanks to market exceeding growth in color models. As for laser printers, although sales for new models were strong, overall unit sales decreased compared with the previous year, due to slowdowns in sales of low-speed models. While Canon firmly maintained the top market share position, overall unit sales of interchangeable-lens digital cameras decreased compared with the previous year, owing to the shrinking market. Looking at inkjet printers, despite expanding sales of refillable ink tank models, overall unit sales decreased compared with the previous year. With regard to medical equipment, although domestic sales remained solid thanks to a strengthened product lineup, worldwide sales grew only slightly due to a first-quarter slowdown in overseas sales. As for industrial equipment, sales of lithography equipment and OLED panels manufacturing equipment decreased compared with the previous year due to efforts to restrain capital investment in semiconductor memory and small- and medium-size display panels. On the other hand, sales of network cameras increased steadily thanks to their broadening use in various areas. Under these conditions, net sales for the year decreased by 9.1% year on year to ¥3,593.3 billion. In addition, the gross profit ratio dropped by 1.6 points to 44.8%. Operating expenses decreased by 3.8% year on year to ¥1,435.4 billion, thanks to the pursuit of cost efficiencies in Canon as well as positive effects of currency exchange fluctuation. As a result, operating profit decreased by 49.1% to ¥174.7 billion. Other income (deductions) increased by ¥1.1 billion, mainly due to currency exchange gains and losses compared with the previous year, while income before income taxes decreased by 46.1% year on year to ¥195.7 billion and net income attributable to Canon Inc. decreased by 50.5% to ¥125.1 billion.

Basic net income attributable to Canon Inc. shareholders per share was ¥116.93 for the year, a year-on-year decrease of ¥117.16.

Results by Segment

Looking at Canon’s full year performance by business unit, in the Office Business Unit, demand for office MFDs was strong for new next-generation color models that feature enhanced security functions. Sales of monochrome models, however, declined due to the impact of economic slowdowns in emerging markets. In the production printing market, sales of a new compact model offering high-speed and high-volume printing steadily increased. As a result, overall unit sales of MFDs increased slightly compared with the previous year. As for laser printers, despite strong demand for new models that offer low energy consumption, compact body designs, and high productivity, overall unit sales decreased compared with the previous year due to decreasing sales of low-speed models, mainly in China where the economic slowdown continued. Sales of consumables decreased, mainly due to the economic slowdown in Europe. These factors resulted in total sales for the business unit of ¥1,702.6 billion, a year-on-year decrease of 5.8%, while income before income taxes decreased by 23.9% year on year to ¥174.3 billion.

Looking at the Imaging System Business Unit, sales of the new interchangeable-lens digital cameras for advanced amateur DSLRs enjoyed solid growth. Also, in the growing full-frame mirrorless camera market, Canon benefited from sales of new models launched in the second half of the previous year and the beginning of this year. However, the interchangeable-lens digital cameras market continued to shrink mainly for entry-level models and overall unit sales decreased compared with the previous year. As for inkjet printers, despite efforts to enhance the lineup in refillable ink tank models, overall unit sales decreased compared with the previous year, mainly affected by the sluggish economy in emerging markets. As a result, sales for the business unit decreased by 16.8% year on year to ¥807.4 billion, while income before income taxes decreased by 62.1% year on year to ¥49.7 billion.

As for the Medical System Business Unit, despite domestic sales increased steadily thanks to a recovery of demand and series of newly launched products, sales in Europe remained sluggish in the first quarter. As a result, sales for the business unit increased by 0.2% year on year to ¥438.5 billion, while income before income taxes decreased by 7.4% year on year to ¥27.3 billion due to effects of currency exchange fluctuation.

As for the Industry and Others Business Unit, although capital investment towards semiconductor devices relevant to IoT business remained solid, capital investment towards memory devices was restrained because of the deterioration in the market. Additionally, as for FPD lithography equipment and OLED panels manufacturing equipment, sales decreased compared with the previous year as capital investment for small- and medium-size panels entered into a phase of adjustment. On the other hand, sales of network cameras increased reflecting the growth of Axis and the contribution of relevant software, driven by the market’s continued expansion based on diversifying market needs and replacement demand. Consequently, sales for the business unit decreased by 12.5% year on year to ¥737.9 billion, while income before income taxes decreased by 73.1% year on year to ¥15.6 billion.

Cash Flow

During 2019, cash flow from operating activities decreased by ¥6.8 billion year on year to ¥358.5 billion due to a decrease in profit, despite working capital improved mainly through inventory reduction. Cash flow used in investing activities increased by ¥33.0 billion year on year to ¥228.6 billion mainly due to an increase in acquisitions of fixed assets. Accordingly, free cash flow totaled positive ¥129.9 billion, a decrease of ¥39.8 billion compared with the corresponding year-ago period.

Cash flow used in financing activities recorded an outlay of ¥232.6 billion, mainly owing to the dividend payout and the repurchasing of treasury stock.

Owing to these factors, as well as the impact from foreign currency translation adjustments, cash and cash equivalents decreased by ¥107.8 billion to ¥412.8 billion from the end of the previous year.

Outlook

As for the outlook for 2020, with regard to the U.S. economy, as the strong employment environment, easing monetary policy, and bottoming out of manufacturing industry business sentiment due to waning concerns over U.S.-China trade friction are assumed, modest growth is expected to continue. For the European economy, while consumer spending is expected to remain firm and exports are expected to pick up, mainly due to problems with the U.K. leaving the EU, only a moderate recovery is expected. The Chinese economy is expected to bottom out, despite being affected by U.S.-China trade friction and thanks to measures taken by the government. As external demand recovers, the growth of emerging markets is expected to remain solid. With regard to the Japanese economy, thanks to the strong employment environment and government measures to reduce the impact of the consumption tax hike, modest growth is expected to continue. Looking at the global economy, while a modest recovery is expected, uncertainty is increasing due to growing geopolitical risks and concerns of a relapse in U.S.-China trade friction.

In the markets in which Canon operates, overall demand of office MFDs is expected to increase slightly thanks to solid demand for color models. Demand for laser printers, however, is expected to be below that of last year as only a modest economic recovery is expected. As for interchangeable-lens digital cameras, although demand for entry-level models is expected to continue to shrink, demand for mirrorless cameras is expected to remain firm, particularly for advanced amateur models, including models with full-frame sensors. Demand for inkjet printers is expected to recover moderately, mainly in emerging markets. As for medical equipment, solid demand is expected thanks, in part, to expanding demand in emerging markets to improve medical infrastructure. With regard to semiconductor lithography equipment, capital investment is recovering because the price of memory devices has bottomed out. As for FPD lithography equipment and OLED panels manufacturing equipment, a gradual rise in capital investment in small- and medium-size display panels is expected, as is continued solid investment into high-resolution, large-size display panels. As for network cameras, continued market expansion is expected due to growing demand for security and diversification in the way network cameras are being used.

With regard to currency exchange rates on which Canon bases its performance outlook, Canon anticipates exchange rates of ¥108 to the U.S. dollar and ¥120 to the euro, representing appreciation of approximately ¥1 against the U.S. dollar and appreciation of approximately ¥2 against the euro compared with the annual average rates of the previous year.

Even in the increasingly uncertain business environment and upon taking into consideration the launch of competitive new products and a further strengthening of new businesses, such as medical equipment and network cameras, Canon projects full-year consolidated net sales in 2020 of ¥3,700.0 billion, a year-on-year increase of 3.0%; operating profit of ¥230.0 billion, a year-on-year increase of 31.7%; income before income taxes of ¥245.0 billion, a year-on-year increase of 25.2%; and net income attributable to Canon Inc. of ¥160.0 billion, a year-on-year increase of 27.9%.

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

II. Basic Concept Regarding the Selection of Accounting Standards

Canon is listed on the New York Stock Exchange and, since registering its American Depositary Receipts on the OTC (over-the-counter) market in 1969, has prepared its consolidated financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”) over the long term.

Canon has continued to adopt U.S. GAAP in order to maintain the continuity of financial statements from the past and to maintain international comparability.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

III. Financial Statements

1. CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of December 31, 2019	As of December 31, 2018	Change
ASSETS
Current assets:
Cash and cash equivalents	412,814	520,645	(107,831)
Short-term investments	1,767	956	811
Trade receivables, net	559,836	612,953	(53,117)
Inventories	584,756	611,281	(26,525)
Prepaid expenses and other current assets	286,792	304,346	(17,554)

Total current assets	1,845,965	2,050,181	(204,216)
Noncurrent receivables	17,135	18,230	(1,095)
Investments	48,361	42,556	5,805
Property, plant and equipment, net	1,089,671	1,090,992	(1,321)
Operating lease right-of-use assets	114,418	-	114,418
Intangible assets, net	347,921	391,021	(43,100)
Goodwill	898,661	908,511	(9,850)
Other assets	406,219	397,974	8,245

Total assets	4,768,351	4,899,465	(131,114)

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	42,034	38,527	3,507
Trade payables	305,312	352,489	(47,177)
Accrued income taxes	18,801	41,264	(22,463)
Accrued expenses	324,891	321,137	3,754
Current operating lease liabilities	31,884	-	31,884
Other current liabilities	237,576	276,237	(38,661)

Total current liabilities	960,498	1,029,654	(69,156)
Long-term debt, excluding current installments	357,340	361,962	(4,622)
Accrued pension and severance cost	368,507	382,789	(14,282)
Noncurrent operating lease liabilities	83,688	-	83,688
Other noncurrent liabilities	106,400	107,147	(747)

Total liabilities	1,876,433	1,881,552	(5,119)

Equity:
Canon Inc. shareholders’ equity:
Common stock	174,762	174,762	-
Additional paid-in capital	405,017	404,389	628
Legal reserve	67,572	67,116	456
Retained earnings	3,462,182	3,508,908	(46,726)
Accumulated other comprehensive income (loss)	(308,442)	(269,071)	(39,371)
Treasury stock, at cost	(1,108,496)	(1,058,502)	(49,994)

Total Canon Inc. shareholders’ equity	2,692,595	2,827,602	(135,007)
Noncontrolling interests	199,323	190,311	9,012

Total equity	2,891,918	3,017,913	(125,995)

Total liabilities and equity	4,768,351	4,899,465	(131,114)

	Millions of yen
	As of December 31, 2019	As of December 31, 2018
Notes:
1. Allowance for doubtful receivables	10,359	11,477
2. Accumulated depreciation	2,727,189	2,671,922
3. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(96,282)	(63,815)
Net unrealized gains and losses on securities	-	-
Net gains and losses on derivative instruments	(887)	308
Pension liability adjustments	(211,273)	(205,564)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

2. CONSOLIDATED STATEMENTS OF INCOME AND

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Consolidated statements of income
Results for the fourth quarter	Millions of yen
	Three months ended December 31, 2019	Three months ended December 31, 2018	Change(%)
Net sales	953,469	1,058,340	-	9.9
Cost of sales	530,074	569,063

Gross profit	423,395	489,277	-	13.5
Operating expenses:
Selling, general and administrative expenses	294,412	306,413
Research and development expenses	76,314	83,286

	370,726	389,699

Operating profit	52,669	99,578	-	47.1
Other income (deductions):
Interest and dividend income	1,260	1,174
Interest expense	(227)	(144)
Other, net	(2,174)	(646)

	(1,141)	384

Income before income taxes	51,528	99,962	-	48.5
Income taxes	14,891	24,204

Consolidated net income	36,637	75,758
Less: Net income attributable to noncontrolling interests	3,881	4,044

Net income attributable to Canon Inc.	32,756	71,714	-	54.3

Results for the fisacl year	Millions of yen
	Year ended December 31, 2019	Year ended December 31, 2018	Change(%)
Net sales	3,593,299	3,951,937	-	9.1
Cost of sales	1,983,266	2,116,383

Gross profit	1,610,033	1,835,554	-	12.3
Operating expenses:
Selling, general and administrative expenses	1,136,863	1,176,760
Research and development expenses	298,503	315,842

	1,435,366	1,492,602

Operating profit	174,667	342,952	-	49.1
Other income (deductions):
Interest and dividend income	5,526	6,604
Interest expense	(1,038)	(797)
Other, net	16,585	14,133

	21,073	19,940

Income before income taxes	195,740	362,892	-	46.1
Income taxes	56,223	96,150

Consolidated net income	139,517	266,742
Less: Net income attributable to noncontrolling interests	14,412	13,987

Net income attributable to Canon Inc.	125,105	252,755	-	50.5

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Consolidated statements of comprehensive income

Results for the fourth quarter	Millions of yen
	Three months ended December 31, 2019	Three months ended December 31, 2018	Change(%)

Consolidated net income	36,637	75,758	-	51.6
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	54,046	(57,818)
Net unrealized gains and losses on securities	-	-
Net gains and losses on derivative instruments	(763)	1,158
Pension liability adjustments	(7,157)	(33,020)

	46,126	(89,680)

Comprehensive income (loss)	82,763	(13,922)		-
Less: Comprehensive income (loss) attributable to noncontrolling interests	5,926	(62)

Comprehensive income (loss) attributable to Canon Inc.	76,837	(13,860)		-

Results for the fiscal year	Millions of yen
	Year ended December 31, 2019	Year ended December 31, 2018	Change(%)

Consolidated net income	139,517	266,742	-	47.7
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(32,157)	(93,146)
Net unrealized gains and losses on securities	-	(141)
Net gains and losses on derivative instruments	(1,068)	488
Pension liability adjustments	(3,630)	(30,570)

	(36,855)	(123,369)

Comprehensive income (loss)	102,662	143,373	-	28.4
Less: Comprehensive income (loss) attributable to noncontrolling interests	16,382	6,918

Comprehensive income (loss) attributable to Canon Inc.	86,280	136,455	-	36.8

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

3. DETAILS OF SALES

Results for the fourth quarter	Millions of yen
Sales by business unit	Three months ended December 31, 2019	Three months ended December 31, 2018	Change(%)
Office	435,340	471,572	-	7.7
Imaging System	237,237	287,222	-	17.4
Medical System	110,025	118,187	-	6.9
Industry and Others	192,893	208,450	-	7.5
Eliminations	(22,026)	(27,091)		-

Total	953,469	1,058,340	-	9.9

	Millions of yen
Sales by region	Three months ended December 31, 2019	Three months ended December 31, 2018	Change(%)
Japan	214,612	235,774	-	9.0
Overseas:
Americas	283,243	305,527	-	7.3
Europe	243,858	280,169	-	13.0
Asia and Oceania	211,756	236,870	-	10.6

	738,857	822,566	-	10.2

Total	953,469	1,058,340	-	9.9

Results for the fiscal year	Millions of yen
Sales by business unit	Year ended December 31, 2019	Year ended December 31, 2018	Change(%)
Office	1,702,595	1,807,301	-	5.8
Imaging System	807,414	970,435	-	16.8
Medical System	438,525	437,578	+	0.2
Industry and Others	737,945	842,941	-	12.5
Eliminations	(93,180)	(106,318)		-

Total	3,593,299	3,951,937	-	9.1

	Millions of yen
Sales by region	Year ended December 31, 2019	Year ended December 31, 2018	Change(%)
Japan	872,534	869,577	+	0.3
Overseas:
Americas	1,029,078	1,076,402	-	4.4
Europe	882,480	1,015,428	-	13.1
Asia and Oceania	809,207	990,530	-	18.3

	2,720,765	3,082,360	-	11.7

Total	3,593,299	3,951,937	-	9.1

*Based on the realignment of Canon’s internal reporting and management structure, from the beginning of the first quarter of 2019, Canon has reclassified certain businesses from Imaging System Business Unit to Industry and Others Business Unit. Net sales for the three months ended December 31, 2018 and the year ended December 31, 2018 also have been restated.

Notes:	1.

 The primary products included in each of the segments are as follows:

Office Business Unit :

Office multifunction devices (MFDs) / Laser multifunction printers (MFPs) / Laser printers / Digital continuous feed presses /

Digital sheet-fed presses / Wide-format printers / Document solutions

Imaging System Business Unit :

Interchangeable-lens digital cameras / Digital compact cameras / Interchangeable lenses /

Compact photo printers / Inkjet printers / Large format inkjet printers / Commercial photo printers /

Image scanners / Calculators

Medical System Business Unit :

Digital radiography systems / Diagnostic X-ray systems / Computed tomography (CT) systems /

Magnetic resonance imaging (MRI) systems / Diagnostic ultrasound systems / Clinical chemistry analyzers / Ophthalmic equipment

Industry and Others Business Unit :

Semiconductor lithography equipment / FPD (Flat panel display) lithography equipment / Vacuum thin-film deposition equipment /

Organic LED (OLED) panel manufacturing equipment / Die bonders /

Network cameras / Digital camcorders / Digital cinema cameras / Multimedia projectors / Broadcast equipment /

Micromotors / Handy terminals / Document scanners

2.

 The principal countries and regions included in each regional category are as follows:

Americas: United States of America, Canada, Latin America

Europe: United Kingdom, Germany, France, Netherlands, European countries, Middle East and Africa Asia and Oceania: China, Asian countries, Australia

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4. CONSOLIDATED STATEMENTS OF EQUITY

Millions of yen

	Common Stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders' equity	Noncontrolling interests	Total equity
Balance at December 31, 2017	174,762	401,386	66,879	3,429,312	(143,228)	(1,058,481)	2,870,630	225,545	3,096,175

Cumulative effects of accounting standard update—adoption of ASU No.2014-09				(106)			(106)	(76)	(182)
Cumulative effects of accounting standard update—adoption of ASU No. 2016-01				5,343	(5,343)		-	-	-
Equity transactions with noncontrolling interests and other		3,003			(4,200)		(1,197)	(36,518)	(37,715)
Dividends to Canon Inc. shareholders				(178,159)			(178,159)		(178,159)
Dividends to noncontrolling interests								(5,558)	(5,558)
Transfers to legal reserve			237	(237)			-		-

Comprehensive income:
Net income				252,755			252,755	13,987	266,742
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments					(89,823)		(89,823)	(3,323)	(93,146)
Net unrealized gains and losses on securities					(141)		(141)	-	(141)
Net gains and losses on derivative instruments					488		488	-	488
Pension liability adjustments					(26,824)		(26,824)	(3,746)	(30,570)
Total comprehensive income (loss)							136,455	6,918	143,373

Repurchases of treasury stock						(25)	(25)		(25)
Reissuance of treasury stock				0		4	4		4
Balance at December 31, 2018	174,762	404,389	67,116	3,508,908	(269,071)	(1,058,502)	2,827,602	190,311	3,017,913

Cumulative effects of accounting standard update—adoption of ASU No. 2017-12				122	(122)		-	-	-
Equity transactions with noncontrolling interests and other		641			(424)		217	(1,813)	(1,596)
Dividends to Canon Inc. shareholders				(171,487)			(171,487)		(171,487)
Dividends to noncontrolling interests								(5,557)	(5,557)
Transfers to legal reserve			456	(456)			-		-

Comprehensive income:
Net income				125,105			125,105	14,412	139,517
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments					(32,043)		(32,043)	(114)	(32,157)
Net unrealized gains and losses on securities					-		-	-	-
Net gains and losses on derivative instruments					(1,073)		(1,073)	5	(1,068)
Pension liability adjustments					(5,709)		(5,709)	2,079	(3,630)
Total comprehensive income (loss)							86,280	16,382	102,662

Repurchases of treasury stock						(50,015)	(50,015)		(50,015)
Reissuance of treasury stock		(13)		(10)		21	(2)		(2)
Balance at December 31, 2019	174,762	405,017	67,572	3,462,182	(308,442)	(1,108,496)	2,692,595	199,323	2,891,918

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5. CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	Year ended December 31, 2019	Year ended December 31, 2018
Cash flows from operating activities:
Consolidated net income	139,517	266,742
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	237,327	251,554
Loss on disposal of fixed assets	5,991	5,726
Deferred income taxes	(6,446)	(11,849)
(Increase) decrease in trade receivables	43,504	(17,724)
(Increase) decrease in inventories	19,895	(61,755)
Decrease in trade payables	(35,509)	(31,212)
Decrease in accrued income taxes	(22,279)	(35,284)
Increase in accrued expenses	9,491	2,541
Decrease in accrued (prepaid) pension and severance cost	(13,722)	(17,738)
Other, net	(19,308)	14,292

Net cash provided by operating activities	358,461	365,293
Cash flows from investing activities:
Purchases of fixed assets	(215,671)	(191,399)
Proceeds from sale of fixed assets	885	9,634
Purchases of securities	(4,907)	(2,311)
Proceeds from sale and maturity of securities	828	1,615
(Increase) decrease in time deposits, net	(1,511)	401
Acquisitions of businesses, net of cash acquired	(8,880)	(13,346)
Other, net	688	(209)

Net cash used in investing activities	(228,568)	(195,615)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	-	439
Repayments of long-term debt	(8,678)	(136,094)
Increase in short-term loans, net	4,913	2,501
Transaction with noncontrolling interests	(1,769)	(37,942)
Dividends paid	(171,487)	(178,159)
Repurchases and reissuance of treasury stock	(50,012)	(21)
Other, net	(5,557)	(5,554)

Net cash used in financing activities	(232,590)	(354,830)
Effect of exchange rate changes on cash and cash equivalents	(5,134)	(16,017)

Net change in cash and cash equivalents	(107,831)	(201,169)
Cash and cash equivalents at beginning of year	520,645	721,814

Cash and cash equivalents at end of year	412,814	520,645

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

6. NOTE FOR GOING CONCERN ASSUMPTION

      Not applicable.

7. SEGMENT INFORMATION

  SEGMENT INFORMATION BY BUSINESS UNIT

Results for the fiscal year	Millions of yen
	Year ended December 31, 2019	Year ended December 31, 2018	Change(%)

Office
Net sales:
External customers	1,699,653	1,804,002	-	5.8
Intersegment	2,942	3,299	-	10.8

Total	1,702,595	1,807,301	-	5.8

Operating cost and expenses	1,533,688	1,586,497	-	3.3

Operating profit	168,907	220,804	-	23.5

Other income (deductions)	5,390	8,383	-	35.7

Income before income taxes	174,297	229,187	-	23.9

Total assets	863,381	923,261	-	6.5
Depreciation and amortization	58,373	64,964	-	10.1
Capital expenditures	52,180	48,127	+	8.4

Imaging System
Net sales:
External customers	806,425	969,660	-	16.8
Intersegment	989	775	+	27.6

Total	807,414	970,435	-	16.8

Operating cost and expenses	759,247	843,599	-	10.0

Operating profit	48,167	126,836	-	62.0

Other income (deductions)	1,499	4,179	-	64.1

Income before income taxes	49,666	131,015	-	62.1

Total assets	313,141	371,944	-	15.8
Depreciation and amortization	35,805	38,054	-	5.9
Capital expenditures	24,054	25,712	-	6.4

Medical System
Net sales:
External customers	437,456	437,305	+	0.0
Intersegment	1,069	273	+	291.6

Total	438,525	437,578	+	0.2

Operating cost and expenses	411,781	408,739	+	0.7

Operating profit	26,744	28,839	-	7.3

Other income (deductions)	539	640	-	15.8

Income before income taxes	27,283	29,479	-	7.4

Total assets	273,525	247,282	+	10.6
Depreciation and amortization	11,760	9,365	+	25.6
Capital expenditures	13,158	7,454	+	76.5

Industry and Others
Net sales:
External customers	648,165	740,970	-	12.5
Intersegment	89,780	101,971	-	12.0

Total	737,945	842,941	-	12.5

Operating cost and expenses	722,464	787,276	-	8.2

Operating profit	15,481	55,665	-	72.2

Other income (deductions)	82	2,181	-	96.2

Income before income taxes	15,563	57,846	-	73.1

Total assets	424,911	404,628	+	5.0
Depreciation and amortization	41,420	41,069	+	0.9
Capital expenditures	35,282	24,175	+	45.9

Corporate and Eliminations
Net sales:
External customers	1,600	-		-
Intersegment	(94,780)	(106,318)		-

Total	(93,180)	(106,318)		-

Operating cost and expenses	(8,548)	(17,126)		-

Operating profit	(84,632)	(89,192)		-

Other income (deductions)	13,563	4,557		-

Income before income taxes	(71,069)	(84,635)		-

Total assets	2,893,393	2,952,350	-	2.0
Depreciation and amortization	89,969	98,102	-	8.3
Capital expenditures	86,554	95,036	-	8.9

Consolidated
Net sales:
External customers	3,593,299	3,951,937	-	9.1
Intersegment	-	-		-

Total	3,593,299	3,951,937	-	9.1

Operating cost and expenses	3,418,632	3,608,985	-	5.3

Operating profit	174,667	342,952	-	49.1

Other income (deductions)	21,073	19,940	+	5.7

Income before income taxes	195,740	362,892	-	46.1

Total assets	4,768,351	4,899,465	-	2.7
Depreciation and amortization	237,327	251,554	-	5.7
Capital expenditures	211,228	200,504	+	5.3

* Based on the realignment of Canon’s internal reporting and management structure, from the beginning of the first quarter of 2019, Canon has reclassified certain businesses from Imaging System Business Unit to Industry and Others Business Unit. Operating results for the fiscal year ended December 31, 2018 also have been restated.

* Corporate expenses include certain corporate research and development expenses. Amortization costs of identified intangible assets resulting from the purchase price allocation of Canon Medical Systems Corporation are also included in corporate expenses.

* From the first quarter of 2019, Canon adopted ASU No. 2017-12, Derivatives and Hedging (Topic 815). As a result, corporate sales include gains and losses resulting from derivative financial instruments designated as cash flow hedges associated with forecasted intercompany sales. Please refer to “9. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES”.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

8.NOTE ON SIGNIFICANT CHANGES IN SHAREHOLDER'S EQUITY

      None.

9. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

SIGNIFICANT ACCOUNTING POLICIES

Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

Recently Issued Accounting Guidance

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-02, Leases (Topic 842) Section A – Leases: Amendments to the FASB Accounting Standards Codification, which requires lessees to recognize most leases on their balance sheets but recognize expenses on their income statements in a manner similar to the previous guidance. For lessors, the standard modifies the classification criteria and the accounting for sales-type and direct financing leases. The FASB also modified the definition of lease. Additionally, this guidance expands qualitative and quantitative disclosures related to lease. This guidance is effective for annual reporting periods beginning after December 15, 2018. Canon applied the guidance from the quarter beginning January 1, 2019. Canon applied the package of practical expedients that allows us not to reassess whether any existing contracts at or expired contracts prior to the adoption date are or contain leases, lease classification and whether initial direct costs qualify for capitalization, in addition to short term lease exception. Canon also adopted the transition method which no restatement of comparative periods and no reassessment of land easements not previously accounted for as a lease that exist at or expired prior to the adoption date are required. The right of use assets for operating leases recognized at January 1, 2019 was ¥125,649 million. The corresponding lease liabilities were also recognized. The adoption of this guidance did not have a material impact on its consolidated results of operation.

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, which amends existing guidance to simplify the application of the hedge accounting in certain situations and enables an entity to better portray the economic results of an entity’s risk management activities in its financial statements. This guidance eliminates the requirement to separately measure and report hedge ineffectiveness, and requires an entity to present the earnings effect of the hedging instrument in the same income statement line item in which the earnings effect of the hedged item is reported. Canon adopted this guidance from the quarter beginning January 1, 2019 with the modified retrospective method through a cumulative effect adjustment directly to retained earnings as of the beginning of the period. Gains and losses resulting from derivative financial instruments designated as cash flow hedges associated with forecasted intercompany sales, which were previously included in other income (deductions) in the consolidated statements of income are included in net sales after the adoption of this guidance. The adoption of this guidance did not have a material impact on its consolidated results of operation and financial condition.

CANON INC. AND SUBSIDIARIES

10. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) NET INCOME ATTRIBUTABLE TO CANON INC. SHAREHOLDERS PER SHARE

Results for the fiscal year	Millions of yen
	Year ended December 31, 2019	Year ended December 31, 2018
Net income attributable to Canon Inc.
-Basic	125,105	252,755
-Diluted	125,103	252,755

	Number of shares
Average common shares outstanding
-Basic	1,069,956,767	1,079,753,008
-Diluted	1,070,114,940	1,079,802,327

	Yen
Net income attributable to
Canon Inc. shareholders per share:
-Basic	116.93	234.09
-Diluted	116.91	234.08

(2) SUBSEQUENT EVENT

On January 17, 2020, Canon borrowed ¥100 billion under its existing overdraft facilities with Mizuho Bank and MUFG Bank for required operating funds. The overdraft facilities bear interest at a rate equal to a base rate plus a spread.

NON-CONSOLIDATED

(Current Titles are Shown in the Parentheses)

Effective Date: March 27, 2020

Audit & Supervisory Board Members

(1) Audit & Supervisory Board Member to be retired

Masaaki Nakamura

(2) Candidate for new Audit & Supervisory Board Member to be appointed

Ryuichi Ebinuma	(Managing Executive Officer, Group Executive of Corporate Planning Headquarters)

NON-CONSOLIDATED

(Current Titles are Shown in the Parentheses)

Executive Officers

(1) Executive Officers to be retired

      Effective Date: March 31, 2020

Yoroku Adachi	(Executive Vice President, Chairman & CEO of Canon U.S.A., Inc.)

      Effective Date: March 27, 2020

Ryuichi Ebinuma	(Managing Executive Officer, Group Executive of Corporate Planning Headquarters)

(2) New Executive Officer to be appointed

      Effective Date: April 1, 2020

Yoshiyuki Koshimizu	(Senior General Manager of Office Imaging Products Development Center)

(3) Executive Officers to be promoted

      Effective Date: April 1, 2020

Managing Executive Officer	Ritsuo Mashiko	(Executive Officer, President of Oita Canon Inc., President of Miyazaki Canon Inc.)

Managing Executive Officer	Minoru Asada	(Executive Officer, Chairman & CEO of Canon Production Printing Holding B.V.)

Managing Executive Officer	Kazuhiko Nagashima	(Executive Officer, Deputy Group Executive of Finance & Accounting Headquarters)